Exhibit 99.1

FOR IMMEDIATE RELEASE - August 20, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES FILING UNDER UNITED STATES BANKRUPTCY CODE

On August 20, 2010, Petroflow Energy Ltd. (“Petroflow”) filed a voluntary petition for relief (the “Chapter 11 Petition”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Court”).  Petroflow will seek recognition of the U.S. chapter 11 proceedings from the Alberta Court of Queen’s Bench under the Companies’ Creditors Arrangement Act in Canada, and will seek to have its chapter 11 case jointly administered with those of its two chapter 11 debtor affiliates under the caption “In re North American Petroleum Corporation USA, Case No. 10-11707 (CSS).”

Additional information on the Chapter 11 Petition, including access to documents filed with the Court and other general information about the chapter 11 cases is available at http://dm.epiq11.com/napcus.

For further information, please contact:

Kirkland & Ellis LLP
Ryan Blaine Bennett
(312) 862-2000
www.kirkland.com

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for the adequacy or accuracy of this news release.